UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FUSION TELECOMMUNICATIONS

INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

36113B 400

(CUSIP Number)

Apptix ASA

Nesoyveien 4,

1396 Billingstad, Norway

ATTN: Johan Lindqvist

+46 733 55 09 35

With a Copy to :

Eric Wechselblatt

Holland & Knight LLP

1650 Tysons Boulevard, Suite 1700

Tysons, VA 22102

(703) 720-8610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B 400	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apptix ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,648 shares of common stock, par value $0.01 per share (“Common Stock”)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,115,648 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,648 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 22,505,365 shares of Common Stock issued and outstanding as of August 7, 2017, as reported by the Issuer on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2017.

This amendment No. 5 (the “Amendment No. 5”) to Schedule 13D relates to the Schedule 13D filed on March 24, 2017 (the “Original Schedule 13D”, as amended and supplemented from time to time, the “Schedule 13D”) by Apptix ASA (“Apptix”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fusion Telecommunications International, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

This Amendment No. 5 is being filed to disclose a declining change in Apptix’s holdings.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Apptix may be deemed to be the beneficial owner of 1,115,648 shares of Common Stock, constituting approximately 4.96% of the total issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2017.

(b) Apptix has sole voting and dispositive power over the shares.

(c) Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

On October 5, 2017, Apptix sold 49,000 shares of Common Stock in the open market through a broker’s transaction at a price of $2.65840 per share.

On October 6, 2017, Apptix sold 134,600 shares of Common Stock in the open market through a broker’s transaction at a price of $2.78850 per share.

On October 9, 2017, Apptix sold 8,100 shares of Common Stock in the open market through a broker’s transaction at a price of $2.81360 per share.

On October 10, 2017, Apptix sold 17,400 shares of Common Stock in the open market through a broker’s transaction at a price of $2.8475 per share.

On October 11, 2017, Apptix sold 49,700 shares of Common Stock in the open market through a broker’s transaction at a price of $2.8685 per share.

On October 12, 2017, Apptix sold 96,600 shares of Common Stock in the open market through a broker’s transaction at a price of $ 2.9060 per share.

(d) – (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2017

APPTIX ASA

By:	/s/ Johan Lindqvist
Name:	Johan Lindqvist
Title:	Chairman of the Board of Directors